UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION



                             WASHINGTON, D.C. 20549





                   INFORMATION FILED PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934





                                      Date
                                 MARCH 16, 2004





                           TINTIC GOLD MINING COMPANY
             (Exact name of registrant as specified in its charter)





                                      UTAH
                 (State or other jurisdiction of incorporation)





            000-33167                                 87-0448400
      (Commission File No.)                        (IRS Employer ID)





                        17700 CASTLETON STREET, SUITE 589
                       CITY OF INDUSTRY, CALIFORNIA 91748
              (Address of principal executive offices and zip code)





                                 (626) 964-3232
              (Registrant's telephone number, including area code)

         This information statement is being mailed on or about March 17, 2004 to you and other holders of record of the common stock of Tintic Gold Mining Company (the "COMPANY") as of the close of business on March 12, 2004. Section 14(f) of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), requires the mailing to the Company's shareholders of this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this information statement. You are urged to read this information statement carefully. You are not, however, required to take any action.

         In connection with the consummation of the merger (as described in greater detail in the section below entitled "Change in Control") a subsidiary of the Company merged with and into KIWA Bio-Tech Products Group Ltd. ("KIWA"), with KIWA surviving the merger and becoming a wholly-owned subsidiary of the Company. As of the closing of the merger on March 12, 2004, George Christopulos resigned as Chief Executive Officer, President, Chief Financial Officer and Chairman of the Board of Directors of the Company (the "BOARD"). Wei Li was appointed as Chief Executive Officer and Chairman of the Board and Da-chang Ju was appointed as a director of the Company as of the closing of the merger on March 12, 2004.

         On or about March 27, 2004, upon compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, Jack Coombs and Hugh Coltharp will resign from the Board and Lian-jun Luo, James Nian Zhan and Yun-long Zhang will be appointed as directors of the Company. The appointments of Lian-jun Luo, James Nian Zhan and Yun-long Zhang are made in connection with the merger.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

         The Company's authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001 per share, of which 8,732,562 shares are issued and outstanding as of the date of this information statement. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders. The Company does not have any other class or series of capital stock authorized or issued.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

         The following table sets forth as of March 15, 2004, certain information known to us with respect to the beneficial ownership of the Company's common stock by (i) each director, nominee and executive officer of the Company, (ii) each person who is known by us to own of record or beneficially more than 5% of the outstanding Common Stock, and (iii) all of the Company's directors, director nominees and its executive officers as a group. Unless otherwise indicated, each of the shareholders can be reached at the Company's principal executive offices located at 17700 Castleton Street, Suite 589, City of Industry, California 91748.

                                                         SHARES BENEFICIALLY
               BENEFICIAL OWNER                               OWNED (1)
----------------------------------------------        --------------------------
                                                        NUMBER       PERCENT (%)
                                                      ---------      -----------
(i)  Directors, Director Nominees and
     Executive Officers

Wei Li (2)
Chairman of the Board and CEO.................         3,089,168            35.4
Jack Coombs (3)
Director......................................           104,627             1.2
Hugh N. Coltharp (3)
Director......................................            17,429               *
Da-chang Ju (4)
Director......................................         1,953,022            22.4
Lian-jun Luo (5)
Chief Financial Officer and Director Nominee..           308,917             3.5
James Nian Zhan
Secretary and Director Nominee................            77,229               *
Yun-long Zhang
Director Nominee..............................            77,229               *

(ii) 5% Holders

All Star Technology Inc. (3)..................         3,089,168            35.4
Peace Land Venture Ltd. (4)...................         1,953,022            22.4
Gui-sheng Chen (6)............................         1,158,438            13.3
De-jun Zou....................................           772,292             8.9
Times Crossword Investment, Ltd...............           772,292             8.9

(iii) Management as a Group

ALL DIRECTORS, NOMINEES  AND EXECUTIVE
   OFFICERS AS A GROUP (SEVEN PERSONS) (7)....         5,627,621            62.8

----------
*        Less than 1%.
(1) Gives effect to the shares of Common Stock issuable upon the exercise of all options exercisable within 60 days of March 15, 2004 and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "SEC") and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. Percentage ownership is calculated based on 8,732,562 shares of the Common Stock outstanding as of March 15, 2004. All information is as of March 15, 2004 and is based upon information furnished by the persons listed, contained in filings made by them with the SEC or otherwise available to the Company.
(2) Consists of shares held by All Star Technology Inc. is a BVI corporation. Wei Li is a principal shareholder of All Star Technology Inc. and may be deemed to beneficially own such shares, but disclaims beneficial ownership in such shares held by All Star Technology Inc. except to the extent of his pecuniary interest therein.
(3) Jack Coombs and Hugh N. Coltharp will resign as directors of the Company effective 10 days after the mailing of this Information Statement.
(4) Consists of 1,544,584 shares of common stock held directly by Peace Land Venture Ltd. and 408,438 shares of common stock held by Peace Land Venture Ltd. as custodian for Gui-sheng Chen. Da-chang Ju is a principal shareholder of Peace Land Venture Ltd. and may be deemed to beneficially own such shares, but disclaims beneficial ownership in such shares held by Peace Land Venture Ltd. except to the extent of his pecuniary interest therein.
(5) Consists of 77,229 shares of common stock held by Lian-jun Luo and 231,688 shares of common stock issuable upon exercise of outstanding stock options.
(6) Consists of 750,000 shares of common stock held by Gui-sheng Chen and 408,438 shares of common stock held by Peace Land Venture Ltd. as custodian for Mr. Chen.
(7) Includes 231,688 shares of common stock issuable upon outstanding stock options.


         CHANGE IN CONTROL. On March 12, 2004, pursuant to an Agreement and Plan of Merger (the "MERGER AGREEMENT") dated as of March 11, 2004, by and among the Company, TTGM Acquisition Corporation, a Utah corporation and wholly-owned subsidiary of the Company ("MERGER SUB"), and KIWA, Merger Sub merged with and into KIWA with KIWA surviving as a wholly-owned subsidiary of the Company (the "MERGER"). Each share of KIWA common stock was converted into 1.5445839 shares of Company common stock, resulting in the Company issuing an aggregate of 7,722,919 shares of common stock for the former shareholders of KIWA. The merger resulted in a change of control of the Company, with former KIWA shareholders owning approximately 89% of the Company on a fully diluted basis. The Company is unaware of any arrangements, including any pledge by any person of the Company's or any of its parent's securities, the operation of which may at a subsequent date result in a change in control of the Company.

                        DIRECTORS AND EXECUTIVE OFFICERS

         There are no material proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of the common stock of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

         The following sets forth the names and ages and the business experience of the current directors, nominees for directors and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a director or executive officer. The directors serve one year terms or until their successors are elected. The Company's Bylaws require that each director hold at least 100 shares of the Company's stock to be eligible to hold the office of director. There are no family relationships among any of the Directors, nominees or executive officers.

         WEI LI, age 42, became the Company's Chief Executive Officer and Chairman of the Board of the Company on March 12, 2004. Mr. Li was the acting Chief Executive Officer of KIWA since January 1, 2004 prior to the Merger. Mr. Li founded KIWA in 2000 to capitalize on the fast growth of the ag-biotechnology industry in China. Prior to founding KIWA, Mr. Li founded China Star Investment Group, an entity which provides integrated financing services and/or venture investments to growth businesses in China. In 1989, Mr. Li founded Xinhua International Market Development Ltd., a company which engaged in investing in China's high tech, pharmaceutical, medical device, media, entertainment and real estate industries. Mr. Li is a successful entrepreneur with 15 years of experience in founding companies and investing in China's growth industries. Mr. Li holds a B.S. in finance from Hunan Finance and Economics University.

         HUGH N. COLTHARP, age 52, became a director of the Company in 1981, and will serve in such capacity until 10 days following the mailing of this Information Statement. Mr. Coltharp is a retired stockbroker, formerly of Potter Investment Company, a local stock brokerage firm, who currently buys, sells and restores antique cars.

         JACK COOMBS, age 77, became a director of the Company in 1981, and will serve in such capacity until 10 days following the mailing of this Information Statement. Mr. Coombs is a retired Salt Lake City businessman and private investor. Mr. Coombs graduated from the University of Utah in 1950 with a B.S. degree in business administration. He has been involved with other exploratory mining companies in the past. Mr. Coombs served as an officer and director of a company known as Vis Viva Corporation, a "reporting company" now known as WideBand Corporation and which has traded on the OTC Bulletin Board under the symbol ZWBC.OB.

         DA-CHANG JU, age 63, became a director of the Company on March 12, 2004. In 2003, Mr. Ju became a member of KIWA's Board of Directors. From 1999 to 2000, Mr. Ju served on the Board of Directors of China Star Investment Group. Mr. Ju served as General Manager for Xinshen Company from 1987 to 1999. Mr. Ju holds a B.S. in mathematics from a major university in Beijing, China.

         LIAN-JUN LUO, age 33, became the Company's Chief Financial Officer on March 12, 2004, and will become a director of the Company 10 days following the mailing of this Information Statement, upon compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. Mr. Luo served as the Chief Executive Officer of KIWA from October 2002 to December 2003. From January 2002 to October 2002, Mr. Luo served as the Chief Financial Officer of China Star Investment & Management Company. Mr. Luo obtained his law degree from China University of Politics and Law in 1993.

         JAMES NIAN ZHAN, age 39, became the Company's Secretary on March 12, 2004, and will become a director of the Company 10 days following the mailing of this Information Statement, upon compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. Mr. Zhan has 15 years of business experience in the areas of financial management, investment banking, operations and MIS, both in the United States and China, including experience with United States public companies. Mr. Zhan most recently worked with Cornerstone Propane L.P. (NYSE:
CNO/OTC: CNPP), the 6th largest propane distributor in the United States. Prior to working with Cornerstone Propane L.P., Mr. Zhan spent a few years with RSM Equico, a leading United States Investment Banking firm in mergers and acquisitions for middle-market companies, where he focused on advising corporate clients on valuation, corporate restructuring and mergers & acquisitions. Mr. Zhan holds an MBA degree from the Olin School of Business at Washington University in St. Louis.

         YUN-LONG ZHANG, age 41, will become a director of the Company 10 days following the mailing of this Information Statement, upon compliance with
Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. Mr. Zhang is currently the General Manager of China Star Investment Group. In 2004, he was elected as an outside director to KIWA's Board of Directors. From 1994 to 2000, Mr. Zhang served as the head of the Investment Department at China National Economic and Systems Reform Research and Services Center. Mr. Zhang holds a degree in statistics.

         INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS. The Company is not aware of any pending legal proceeding contemplated by a governmental authority concerning our business or properties. As of the date of this filing, the Company is not a party to any legal proceeding, either as plaintiff or defendant.

         Because of the Company's limited operations prior to the merger with KIWA, the Company does not have standing audit, nominating or compensation committees of the Board or committees performing similar functions. These functions are currently performed by the Board as a whole. As the Company has no audit committee, the Company does not have a financial expert as of the date of this information statement. The Company intends to establish appropriate Board committees, including an audit committee, at some time following the appointment of the new directors as described in this Information Statement.

         The Board conducted all of its business and approved all corporate action during fiscal 2003 by the unanimous written consent of all its members, in the absence of formal Board meetings. Holders of the Company's securities can send communications to the Board via mail or telephone to the Secretary at the Company's principal executive offices. The Company has not yet established a policy with respect to Board members' attendance at the annual meetings.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         TRANSACTIONS WITH MANAGEMENT AND OTHERS. There are no transactions, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any director or executive officer of the Company, nominee for director of the Company, security holder know to the registrant to own of record or beneficially more than five percent of any class of the Company's securities, or any immediate family member of any of the foregoing persons had, or will have, a direct or indirect material interest.

         CERTAIN BUSINESS RELATIONSHIPS. None of the directors or nominees for director has been an executive officer of, or owns or has owned, of record or beneficially in excess of 10% equity interest in, any business or professional entity (i) that has made or proposes to make, payments to the registrant or its subsidiaries for property or services in excess of five percent of the Company's or the other entity's consolidated gross revenues, (ii) to which the Company or its subsidiaries has made or proposes to make, payments for property or services in excess of 5% of the Company's or the other entity's consolidated gross revenues for its last fiscal year, or (iii) to which the Company or its subsidiaries was indebted in an aggregate amount in excess of five percent of the registrant's total consolidated assets at the end of such fiscal year, nor have they been members of or counsel to a law firm or investment banking firm with which the Company has had or will have a relationship.

         INDEBTEDNESS OF MANAGEMENT. No director or executive officer of the Company, nominee for director of the Company, immediate family member of any of the foregoing, corporation or organization of which any of the foregoing is an executive officer or partner, or is, directly or indirectly, the beneficial owner of ten percent or more of any class of equity securities, or trust or other estate in which any of the foregoing has a substantial beneficial interest or as to which such person serves as a trustee or in a similar capacity, has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last fiscal year in an amount in excess of $60,000.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers, directors, and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater-than-ten percent shareholders are required by SEC regulations to furnish the Company with all Section 16(a) forms they file. Based solely on its review of the copies of the forms received by it and written representations from certain reporting persons that they have complied with the relevant filing requirements, the Company believes that, during the year ended December 31, 2003, all of the Company's executive officers, directors and greater-than-ten percent shareholders complied with all Section 16(a) filing requirements.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

                           SUMMARY COMPENSATION TABLE

         The following table sets forth, as to the Chief Executive Officer, information concerning all compensation paid for services to the Company in all capacities for each of the three years ended December 31 indicated below. No other executive officer of the Company received total annual salary and bonus in excess of $100,000 for each of the three years ended December 31 indicated below.

                                                       LONG-TERM COMPENSATION
                                         ANNUAL      ---------------------------
                        FISCAL YEAR   COMPENSATION    RESTRICTED        ALL
NAME                       ENDED     --------------  STOCK AWARDS      OTHER
PRINCIPAL POSITION(1)  DECEMBER 31,  SALARY   BONUS       ($)       COMPENSATION
---------------------  ------------  ------   -----  ------------   ------------

George Christopulos..      2003        0        0      8,139 (1)         0
   President, Chief        2002        0        0      7,875 (2)         0
   Executive Officer       2001        0        0      6,900 (3)         0
   & Chief Financial
   Officer

----------
(1) 81,391 shares of restricted stock valued at $0.10 per share were issued to Mr. Christopulos as compensation for services rendered to the Company during the fiscal year ended December 31, 2003.
(2) 45,000 shares of restricted stock valued at $0.175 per share were issued to Mr. Christopulos as compensation for services rendered to the Company during the fiscal year ended December 31, 2002.
(3) 23,000 shares of restricted stock valued at $0.30 per share (as adjusted for the one share for ten shares reverse stock split approved by the Board on January 17, 2003) were issued to Mr. Christopulos as compensation for services rendered to the Company during the fiscal year ended December 31, 2001.

         COMPENSATION OF DIRECTORS. At present, non-employee directors do not receive any cash compensation or award of options, warrants, or stock appreciation rights (SARs) for their service on the Board. The Board may in the future establish a policy for compensation of non-employee directors, which may include cash payments, option or stock grants and/or reimbursement of expenses.

         EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS. At present, there are no employment contracts between the Company and any named executive officers. There are no compensatory plans or arrangements with respect to a named executive officer that would result in payments or installments in excess of $100,000 upon the resignation, retirement or other termination of such executive officer's employment with the Company or from a change-in-control.

                             ADDITIONAL INFORMATION

         Additional information concerning the Company, including its annual and quarterly reports on Forms 10-KSB and 10-QSB, and current reports on Form 8-K, which have been filed with the Securities and Exchange Commission, may be accessed through the EDGAR archives at www.sec.gov.



                                            TINTIC GOLD MINING COMPANY

                                            On behalf of the Board of Directors



                                            /s/ James Nian Zhan
                                            --------------------------
                                            James Nian Zhan, Secretary

March 16, 2004